SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 205490

                               _________


                               FORM 11-K


(Mark One)
X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED], EFFECTIVE OCTOBER 7, 1996

                                  OR


   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________to _____________

                    COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Advanta Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Advanta Corp.
                        Welsh and McKean Roads
                             P.O. Box 844
                      Springhouse, PA  19477-0849

                              SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              Advanta Corp.
                              Employee Savings Plan


Dated: June 25, 1997          By:  /s/ David D. Wesselink
                                       Member of the Committee Administering
                                       the Plan

                             Advanta Corp.
                         Employee Savings Plan

              Index to Financial Statements and Schedules


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

 Statements of Assets Available for Benefits as of December 31, 1996 and 1995

 Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 1996, 1995 and 1994

 Notes to Financial Statements

SCHEDULES:

 I   -  Schedule of Assets Held for Investment Purposes as of
        December 31, 1996.

II   -  Schedule of Reportable Transactions for the Year
        Ended December 31, 1996.

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Advanta Corp. Employee Savings Plan
Compensation Committee:

We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Philadelphia, PA
June 25, 1997

                             Advanta Corp.
                         Employee Savings Plan

              Statements of Assets Available for Benefits


                                             December 31,
                                          1996            1995


Assets

Cash                                $    330,491      $    3,787

Investments (Note 4):
 Managed Investment Funds
  GIC                                  3,285,782       2,643,045
  Strategic Balanced                   3,915,136       3,251,772
  Growth/Value                         4,578,709       2,830,871
  International Equity                 2,462,285       1,555,747
  Strategic Growth                     6,405,667       4,059,743

 Common Stock Fund (Advanta Corp.
  Common Stock, Class A & B)          20,878,353      17,629,927

Employer Contribution Receivable       1,321,636       1,017,676

Participant Loans Receivable
  (Note 2)                             1,484,178       1,185,832

Total Assets Available for
  Benefits                           $44,662,237     $34,178,400


The accompanying notes are an integral part of these statements.

                             Advanta Corp.
                         Employee Savings Plan

        Statements of Changes in Assets Available for Benefits



                                          Year Ended December 31,

                                     1996          1995          1994

Increases:

Interest & Dividend Income        $  347,389     $  248,383    $  211,560

Employee Contributions             4,882,761      3,614,587     2,780,130
Employer Contributions             2,545,390      1,974,929     1,553,086
Net Increase/(Decrease) in Fair
  Market Value of Investments      4,116,079      7,115,383    (2,122,274)

Net Realized Gains on
  Investments                        333,596        537,769       (51,933)

                                  12,225,215     13,491,051     2,370,569
Decreases:

Distributions to Participants      1,512,188      1,614,172     1,288,887
Investor Advisory and Trustee Fee    229,190        177,457        88,651
Net Increases                     10,483,837     11,699,422       993,031

Assets Available for Benefits,
  beginning of year               34,178,400     22,478,978    21,485,947

Assets Available for Benefits,
  end of year                    $44,662,237    $34,178,400   $22,478,978


The accompanying notes are an integral part of these statements.

                             Advanta Corp.
                         Employee Savings Plan

                     Notes to Financial Statements
                           December 31, 1996

(1) Description of Plan:

The Advanta Corp. Employee Savings Plan (the "Plan"), as amended, was formed effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. (the "Company") and subsidiaries, who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants may elect to defer a portion of their compensation before certain taxes are deducted. The Company may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. An eligible participant may elect to contribute up to 15% of his salary to the limits determined under Section 401 of the Internal Revenue Code. The Company also makes discretionary contributions to the Plan, a portion of which are made on a per pay period basis, and the balance of which are made as of the end of the Plan year. Such employer contributions are generally equal to a percentage of each employee's contributions up to 5% of the employee's compensation (as defined in the Plan). Total employer contributions in each of the Plan years 1996, 1995, and 1994 were 100% of the first 5% of employees' compensation contributed to the Plan.

The Company may make additional contributions to the Plan in proportion to compensation for the Plan year among a selected participant group. Such contributions shall equal the amount necessary to satisfy the discrimination standards of Section 401 of the Internal Revenue Code. Because contributions made under Section 401 can not be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times. Employees who terminate anytime during the year are not eligible for subsequent employer contributions for that year.

The Plan participants may invest their contributions in the following managed investment funds and in shares of the Company's Class A and Class B common stock.

Guaranteed Investment Contract (GICs): This fund invests in guaranteed investment contract (GICs) or in units of a collective trust fund of another bank which is open to investments by qualified trust institutions.
Strategic Balanced Portfolio: The fund seeks to provide long-term growth and risk avoidance by managing a mix of bonds and stocks of companies expected to demonstrate growth superior to the market over the next several years.

Growth Value: Securities selected for purchase for this fund have large market capitalization trading liquidity and the potential for strong earnings growth and in the view of the advisor are currently undervalued relative to the prospects for particular securities and equity markets in general.
International Equity Portfolio: This fund invests in the equity securities of non-US companies in both mature and emerging economies around the globe.
Strategic Growth Portfolio: This fund invests in companies that are demonstrating accelerating earnings.

While it is the Company's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.


(2) Participant Loans:

As provided for in the Plan document, the Compensation Committee has elected to make loans available to participants under certain specified conditions. The principal amount of loans to participants may not exceed the lesser of $50,000 (reduced by the maximum amount of such loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Participant loans are generally limited to five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Participant loans are collateralized by the participant's accrued equity in the Plan.

(3) Basis of Accounting:

The accompanying financial statements have been prepared using the accrual basis of accounting.


(4) Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(5) Valuation of Assets:

Prior to April 1, 1994, Plan participants had the option of directing their contributions and Company contributions among three investment funds. The Money Market Fund invested in interest-bearing deposits of Colonial National Bank USA, which, prior to April 1, 1994 was also Trustee for the Plan, an indirect wholly-owned subsidiary of the Company.

The Managed Mutual Fund invested in shares of Windsor II, a no-load mutual fund which is part of The Vanguard Group of Investment Companies (not an affiliate of the Company). The Common Stock Fund invests in shares of the Company's Class "A" and Class "B" common stock. Such investments are carried at market value (based on quoted market prices) in the accompanying financial statements. The Money Market Fund was carried at cost which approximates market.

Effective April 1, 1994, the Plan was amended. Pursuant to the amendments to the Plan, Plan participants are no longer offered the option of investing in the Money Market Fund or the Managed Mutual Fund. Instead, Plan participants may invest their contributions and Employer contributions in one or more of the following investment options: any of five investment portfolios managed by investment advisory firms selected by PW Trust Company, a subsidiary of Paine Webber, Incorporated (a guaranteed investment contracts portfolio, a strategic balanced portfolio, a growth value portfolio, an international equity portfolio and a strategic growth portfolio) and the Common Stock Fund. In addition, effective as of April 1, 1994, PW Trust Company replaced Colonial National Bank USA as Trustee of the Plan.

Separate accounts are maintained for each participant's equity in employee contributions and Company matching contributions in each investment fund. Investment gains and losses in each of the funds described above were allocated to the participants in the ratio of each participant's account balance to the total account balance in each fund.

(6) Administrative Expenses:

All expenses of administration of the Plan and other fees incident to the management of the Plan are paid for by the Company, except for brokerage commissions, investment advisory fees, trustee fee and transfer taxes.

(7) Realized/Unrealized Gains and Losses:

Unrealized investment gains and losses, which are reported as the net increase/decrease in the fair market value of investments in the accompanying financial statements, represent the net change in the unrealized appreciation/depreciation in the investment portfolio from the beginning to the end of the year.

(8) Investments:

Investments held by the Plan at December 31, 1996 are summarized in
Schedule 1. The investments that represent more than 5% of net assets are as follows:

                                       1996               1995

GIC                                $ 3,285,782        $ 2,643,045
Strategic Balanced                 $ 3,915,136        $ 3,251,772
Growth/Value                       $ 4,578,709        $ 2,830,871
Strategic Growth                   $ 6,405,667        $ 4,059,743
Common Stock Fund                  $20,878,353        $17,629,927
International Equity               $ 2,462,285              _

All investments are stated at fair market value on the statement of net assets. Fair market value for the investments is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

(9) Federal Income Taxes:

The Plan received a letter of favorable determination on December 30, 1994 from the Internal Revenue Service as to the qualification of the Plan. Management believes the plan is in accordance with the Internal Revenue Code, accordingly, no provision for income taxes has been made in the accompanying financial statements.

(10) Distribution To Participants:

Distributions payable as of year-end 1996, 1995 and 1994 were $291,689, $179,716 and $193,407 respectively.

(11) Subsequent Events:

The Company announced after year end 1996 that a match for Plan year 1997 would be, at a minimum, 50% of the employee's contributions up to 5% of the employee's compensation (as defined in the Plan). New investment options will be implemented on 7/1/97

The Advanta Corp. Common Stock Fund which consists of Class A and Class B shares decreased from a market value per share of $42.93 and $41.47,. respectively at December 31, 1996 to a market value per share of $33.56 and $32.13, respectively at June 25, 1997.

(12) Reconciliation to Form 5500:

The following reconciles the net assets available for benefits to the net assets reported on the 1996 Form 5500.

                                             1996             1995

    Total Asset Available for Benefits   $44,662,237      $34,178,400
    Distributions Payable                   (291,689)        (179,716)
    Net Assets Per Line 31(L) Form 5500  $44,370,548      $33,998,684

(13) The schedule of allocation of assets available for benefits to investment funds as of December 31, 1996 and 1995 are as follows:

                                        December 31, 1996


                                                  Strategic
                                                  Balanced     Growth/
Assets                     Cash         GIC       Portfolio     Value

Cash                   $ 330,491    $        0    $        0  $         0


Investments:

Managed Investment
Funds                                3,285,782
  GIC                                              3,915,136
  Strategic Balanced                                            4,578,709
  Growth/Value
  International Equity
  Strategic Growth

Common Stock Fund
 (ADVANTA Corp Common
Stock)

Employer Contribution
  Receivable                           102,781       159,100      181,204

Participant Loans
  Receivable

Total Assets Available
  For Benefits          $330,491   $ 3,388,563    $4,074,236  $ 4,759,913

(13)  Continued

                                         December 31, 1996


                                                                Participant
                        International    Strategic     Common       Loans
Assets                      Equity        Growth    Stock  Funds  Receivable
Cash                       $        0  $        0  $         0  $         0

Investments:

Managed Investment
Funds
  GIC
  Strategic Balanced
  Growth/Value              2,462,285   6,405,667
  International Equity
  Strategic Growth

Common Stock Fund
 (ADVANTA Corp Common                               20,878,353
Stock)

Employer Contribution
  Receivable                  110,936     281,640      485,975

Participant Loans
  Receivable
                                                                 1,484,178

Total Assets Available
  For Benefits             $2,573,221  $6,687,307  $21,364,328  $1,484,178

(13)  Continued

                                        December 31, 1995


                                                  Strategic
                                                  Balanced     Growth/
Assets                     Cash         GIC       Portfolio     Value

Cash                     $ 3,787    $        0    $        0  $        0


Investments:

Managed Investment
Funds                                2,643,045
  GIC                                              3,251,772
  Strategic Balanced                                           2,830,871
  Growth/Value
  International Equity
  Strategic Growth

Common Stock Fund
 (ADVANTA Corp Common
Stock)

Interest Receivable

Employer Contribution
  Receivable                            79,447       118,538     117,815

Participant Loans
  Receivable

Total Assets Available
  For Benefits           $ 3,787    $2,722,492    $3,370,310  $2,948,686

(13)  Continued

                                         December 31, 1995


                                                               Participant
                       International    Strategic     Common      Loans
Assets                     Equity         Growth   Stock Funds   Receivable


Cash                   $         0    $        0   $         0   $        0


Investments:

Managed Investment
Funds
  GIC
  Strategic Balanced
  Growth/Value           1,555,747
  International Equity                 4,059,743
  Strategic Growth

Common Stock Fund
 (Advanta Corp Common                               17,629,927
Stock)

Interest Receivable

Employer Contribution
  Receivable                90,481       201,611       409,784

Participant Loans
  Receivable
                                                                  1,185,832

Total Assets Available
  For Benefits          $1,646,228    $4,261,354   $18,039,711   $1,185,832

(14) The schedule of allocation of plan income and changes in assets available for benefits to investment funds for the years ended December 31, 1996 and 1995 are as follows:

                               For the Year Ended December 31, 1996

                                             Strategic
                                             Balanced     Growth/
                       Cash         GIC      Portfolio     Value


Increases:

Interest & Dividend  $  9,110   $      110   $     163   $      174
 Income
Employee                    0      405,330     620,088      643,633
 Contributions
Employer                    0      203,875     310,456      331,954
 Contributions
Realized Gains on
 Investments                0        4,035      (1,068)      19,534

Net Increase in
Fair Market Value of
Investments                 0      162,772     305,258      710,759

                        9,110      776,122   1,234,897    1,706,054

Decreases:

Distributions to
 Participants         371,358      184,829     131,636      161,922
Investor Advisory
and Trustee Fees            0       14,333      51,263       51,883

Net Increases        (362,248)     576,960   1,051,998    1,492,249


Interfund Transfers   444,851      119,270    (321,515)     386,831

Net Loans Issued      244,101      (30,159)    (26,557)     (67,853)

Assets Available for
 Benefits, beginning
 of year                3,787    2,722,492   3,370,310    2,948,686


Assets Available for
 Benefits, end of    $330,491   $3,388,563  $4,074,236   $4,759,913
 year

(14)  Continued

                  For the Year Ended December 31, 1996



                                                  Common    Participant
                  International      Strategic     Stock       Loans
                      Equity          Growth       Funds     Receivable


Increases:

Interest &          $    133      $      276    $  219,473    $117,950
Dividend
 Income
Employee             433,976       1,092,924     1,686,810           0
 Contributions
Employer             211,750         527,377       959,978           0
 Contributions
Realized Gains on      9,198             864       301,033           0
 Investments

Net Increase in
Fair Market Value
 of Investments       69,677       1,051,315     1,816,298           0

                     724,734       2,672,756     4,983,592     117,950

Decreases:

Distributions to
 Participants        109,310         167,259       370,633      15,241
Investor Advisory
 and Trustee Fees     28,472          74,843         8,396           0

Net Increases        586,952       2,430,654     4,604,563     102,709

Interfund            379,421          52,371    (1,061,229)          0
Transfers

Net Loans Issued     (39,380)        (57,072)     (218,717)    195,637

Assets Available
 for Benefits,
 beginning of      1,646,228       4,261,354    18,039,711   1,185,832
year

Assets Available
 for Benefits,
end of year       $2,573,221      $6,687,307   $21,364,328  $1,484,178

(15)

                               For the Year Ended December 31, 1995

                                            Strategic
                                            Balanced    Growth/  International
                       Cash       GIC       Portfolio    Value      Equity


Increases:

Interest & Dividend  $10,315  $     467    $     588   $     549  $       508
 Income
Employee                   -    371,241      452,491     454,936      372,698
Contributions
Employer                   -    165,121      230,451     224,781      185,356
Contributions
Realized Gains on          -      6,991       28,017       3,715        4,323
 Investments

Net Increase in
Fair Market Value of
Investments                -    169,929      698,054     609,403      139,005

                      10,315    713,749    1,409,601   1,293,384      701,890

Decreases:

Distributions to
 Participants        336,950    108,113       86,410     102,604       71,129
Investor Advisory
and                        -     11,689       39,984      30,359       19,754
 Trustee Fees

Net Increases       (326,635)   593,947    1,283,207   1,160,421      611,007


Interfund Transfers  292,283    236,987      (57,678)    243,483     (142,448)

Net Loans Issued           -    (52,049)     (13,817)      4,870       (8,088)

Assets Available for
 Benefits, beginning
 of year              38,139  1,943,607    2,158,598   1,539,912    1,185,757


Assets Available for
 Benefits, end of    $ 3,787 $2,722,492   $3,370,310  $2,948,686   $1,646,228
year

(15)  Continued

                  For the Year Ended December 31, 1995



                                    Common      Participant
                    Strategic       Stock          Loans
                      Growth        Funds        Receivable



Increases:

Interest &          $    870       $ 157,591    $  77,498
Dividend Income
Employee             689,296       1,273,924            -
 Contributions
Employer             376,516         792,703            -
 Contributions
Realized Gains on     16,483         478,240            -
 Investments

Net Increase in
Fair Market Value
 of Investments      675,640       4,823,352            -

                   1,758,805       7,525,810       77,498

Decreases:

Distributions to
 Participants        133,576         768,238        7,162
Investor Advisory
 and Trustee Fees     50,547          25,124            -

Net Increases      1,574,682       6,732,448       70,336

Interfund             30,094        (602,721)           -
Transfers

Net Loans Issued     (15,675)        (73,599)     158,358

Assets Available
 for Benefits,
 beginning of      2,672,253      11,983,583      957,138
year

Assets Available
 for Benefits,
end of year       $4,261,354     $18,039,711   $1,185,832

                                                                 SCHEDULE I
                               Advanta Corp.
                           Employee Savings Plan
                              EIN 23-1462070

        Item 27a - Schedule of Assets Held for Investment Purposes
                             December 31, 1996


                                                Cost         Market Value

Cash                                  $        330,491    $     330,491
Managed Investment Funds
 GIC:  173,961 shares,                       3,334,449        3,285,782
  Market value per share $18.88
 Strategic Balanced:  279,213 shares,        3,847,384        3,915,136
  Market value per share $14.02
 Growth/Value:  170,224 shares,              3,598,430        4,578,709
  Market value per share $26.90
 International Equity:  172,901              2,773,569        2,462,285
shares,
  Market value per share $14.24              6,761,594        6,405,667
 Strategic Growth:  435,403 shares,
  Market value per share $14.71


*Advanta Corp. Common Stock Fund            10,231,634       20,878,353
  Class A:  120,718 shares,
   market value $42.93 per share
  Class B:  378,490 shares,
   market value $41.47 per share

Participant Loans Receivable,
 Bearing interest from 9 3/4% to 10%         1,484,178        1,484,178

                                      $     24,651,666    $  43,340,601


* Party-in-interest to the Plan

ITEM 27D

Schedule II
                                  Advanta Corp.
                              Employee Savings Plan
                                 EIN 23-1462070

                  Item 27d- Schedule of Reportable Transactions
                      For The Year Ended December 31, 1996

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.

     (a)            (b)            (c)          (d)          (e)          (f)          (g)
                                                                        Current
                                                                       Value of
                                                                       Asset on
  Identity      Description      Purchase     Selling       Cost      Transaction    Net Gain
  of Party         of Asset        Price        Price     of Asset       Date       or (loss)

Strategic
 Growth         Mutual Fund     1,751,035                 1,751,035    1,751,035
Advanta Corp.B  Common Stock    3,145,359                 3,145,359    3,145,359


     Total                     $4,896,394                $4,896,394   $4,896,394




                                                            Schedule II
                                                            (Continued)
                             Advanta Corp.
                         Employee Savings Plan

            Item 27d - Schedule of Reportable Transactions
                   For Year Ended December 31, 1996

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.

                                   Number of           Cost
                                 Transactions        of Assets

     Purchases:

     Strategic Growth                 39               1,751,035
     Advanta Corp. Stock B            42               3,145,359
                                                      $4,896,394

                           EXHIBIT INDEX




          Exhibit No.            Document

               1                 Consent of Independent Public Accountants

                                                       EXHIBIT I





               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statements File Nos. 33-10790, 33-47308, 33-50209 and 33-01681.




Philadelphia, PA
June 25, 1997